Ariel Investment Trust

Question 77 C  Matters submitted to a vote of security holders

At the November 15, 2004 Board of Trustees meeting, the Board, including the Independent Trustees, upon the recommendation of the Adviser, approved a plan to liquidate and close Ariel Premier Growth Fund. At a special meeting of Shareholders of the Ariel Premier Growth Fund held January 14, 2005, the results of the Proposal were as follows:

Proposal 1: Approval of the liquidation and dissolution of the Ariel Premier Growth Fund pursuant to a plan of liquidation and termination.

Votes For:		1,276,074
Votes Against:		   32,335
Abstentions:		    4,813
Broker Non-Votes:	        0

Following this vote, the liquidation occurred on January 14, 2005. Lincoln Equity Management, LLC was the investment sub-adviser to the Ariel Premier Growth Fund.